NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW

Andy Tucker T: (202) 689-2987 andy.tucker@nelsonmullins.com	101 Constitution Ave, NW, Suite 900 Washington, DC 20001 T: 202.689.2800 F: 202.689.2860 nelsonmullins.com

May 27, 2022

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance

U.S. SECURITIES & EXCHANGE COMMISSION

100 F Street, NE

Washington, DC 20549

Attention: Office of Real Estate & Construction

RE:	Global Star Acquisition, Inc.

Draft Registration Statement on Form S-1

Submitted April 29, 2022

CIK No. 0001922331

Ladies and Gentlemen:

On behalf of Global Star Acquisition, Inc., a corporation organized under the law of Delaware (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated May 23, 2022 with respect to the Company’s Draft Registration Statement (“Draft Registration Statement”). This letter is being submitted together with the Draft Registration Statement, which filing reflects the Staff’s comments. The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and is followed by the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Draft Registration Statement.

Draft Registration Statement on Form S-1 Submitted April 29, 2022

General

1.

We note that a majority of your officers and directors are located outside of the United States. Please include a separate Enforceability of Civil Liabilities section for a discussion of the enforcement risks related to civil liabilities and disclose that it will be more difficult for investors to enforce their legal rights under United States securities laws. Please identify each officer and/or

CALIFORNIA | COLORADO | DISTRICT OF COLUMBIA | FLORIDA | GEORGIA | MARYLAND | MASSACHUSETTS | NEW YORK

NORTH CAROLINA | SOUTH CAROLINA | TENNESSEE | WEST VIRGINIA

May 27, 2022

director located in China, Hong Kong or Macau and discuss the limitations on investors being able to effect service of process and enforce civil liabilities in China, Hong Kong or Macau due to, for example, lack of reciprocity and treaties and cost and time constraints. Also disclose these risks in your risk factor on page 72, which should contain disclosures consistent with the separate section

Response: We have added an Enforceability of Civil Liabilities section describing these enforcement risks on page 165 of the DRS. Please also see an additional risk factor on page 63, as well as revisions to the risk factor on page 72 (now page 73) addressing these risks.

2.

We note your disclosure that you shall not undertake your initial business combination with any entity with its principal business operations in China (including Hong Kong and Macau). Please revise to clearly disclose whether you retain the ability to enter into a business combination with a company located in China, Hong Kong or Macau.

Response: As discussed with the Staff, we have revised the disclosure to read as follows: “We shall not undertake our initial business combination with any entity with its principal business operations or that is located in China (including Hong Kong and Macau).” This change has been made throughout the prospectus.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 202-689-2987 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Very truly yours,

/s/ Andrew M. Tucker
Andrew M. Tucker

Enclosures

cc:	(via e-mail)

Global Star Acquisition, Inc.

1641 International Drive, Unit 208

McLean, VA 22102